FOLEY
HOAG LLP
ATTORNEYS AT LAW

082-00145

07028104

Michelle Rosatto
Boston Office
617.832.1261
mrosatto@foleyhoag.com

November 13, 2007

PROCESSED
NOV 20 2007
THOMSON
FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 2007
WASH. D.C.
209

SUPPL

By Hand

Securities and Exchange Commission
International Corporate Finance
100 F Street, NE
Washington, DC 20549

Re: Velcro Industries N.V. Issuer Tender Offer

Dear Sir or Madam:

On behalf of our client, Velcro Industries N.V., a corporation organized under the laws of the Netherlands Antilles (the "Company"), and pursuant to paragraph (b)(1) of Rule 12g3-2 of the Rules and Regulations promulgated under the Securities Exchange Act of the 1934 (the "Rule"), I hereby furnish the Securities and Exchange Commission with one (1) copy of the following document, in connection with the final results of the Company's tender offer:

- The press release issued announcing the final results of the tender offer.

Pursuant to paragraph (b)(5) of the Rule, the foregoing information is being furnished to the Commission with the express understanding that it shall not constitute an admission for any purpose whatsoever that the Company is subject to the Securities Exchange Act of 1934 or any of the Rules and Regulations promulgated and/or administered by the Commission thereunder.

Please feel free to contact me at (617) 832-1261 with any questions or concerns relating to these documents. Please acknowledge receipt by returning a copy of this letter in the enclosed envelope.

11/19

B3431520.1

Regards,

Michelle Rosatto

Michelle Rosatto

MKR
Enclosures
cc: Velcro Industries N.V.
Paul Bork
Joel Needleman

VELCRO INDUSTRIES N.V. ANNOUNCES FINAL RESULTS OF TENDER OFFER

CURACAO, Netherlands Antilles – November 9, 2007 – **Velcro Industries N.V.** (the "Company") (NASDAQ: VELC), holding company for the Velcro companies and the industry leader in hook and loop fasteners, today announced that it has accepted for payment a total of 2,594,375 shares validly tendered in its cash tender offer to purchase all outstanding shares of its common stock. The tender offer expired at 5:00 p.m., New York City time, on Monday, November 5, 2007. After giving effect to the purchase of validly tendered shares, approximately 1,163,000 shares, representing less than 5% of the Company's outstanding common stock, will be held by shareholders other than the Company's majority shareholder.

About Velcro Industries N.V.

Velcro Industries N.V. (NASDAQ: VELC) is incorporated and domiciled in Curacao, Netherlands Antilles as a Naamloze Vennootschap (public limited liability company) and acts as the holding company of the Velcro companies, which are primarily involved in the manufacturing and sales of VELCRO® and TEXACRO® brand fasteners, ULTRA-MATE® brand hook fasteners, and ONE-WRAP® brand straps throughout the world.

END